SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIANT TECHSYSTEMS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.00% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

018804AK0
(CUSIP Number of Class of Securities)

Scott D. Chaplin
Senior Vice President, General Counsel and Secretary
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209-2307
Telephone:  (703) 412-5960

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:
Craig F. Arcella
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone:  (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$12,816,000	$1,650.70

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of July 10, 2014, there was $12,816,000 aggregate principal amount of Notes outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $1,650.70	Filing Party: Alliant Techsystems Inc.
	Form or Registration No.: Schedule TO-I	Date Filed: July 11, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on July 11, 2014 (the “Schedule TO”), by Alliant Techsystems Inc. (“ATK” or the “Company”), in connection with the Company’s offer to repurchase for cash any and all of its outstanding 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”) upon the terms and subject to the conditions set forth in the Company Repurchase Notice, dated July 11, 2014 (the “Company Repurchase Notice”), which was previously filed as an exhibit to the Schedule TO. The Company Repurchase Notice and the related notice materials, together, as amended or supplemented from time to time, constitute the “Repurchase.”

All information in the Company Repurchase Notice, which was previously filed as Exhibit (a)(1)(i) to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Company Repurchase Notice. You should read this Amendment together with the Schedule TO and the Company Repurchase Notice.

The Schedule TO is hereby amended and supplemented by this Amendment as follows:

Item 1. Summary Term Sheet.

The information set forth in the Company Repurchase Notice in the section entitled “Summary Term Sheet” and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Company Repurchase Notice, is hereby amended and supplemented as follows:

The Repurchase expired at 5:00 p.m., New York City time, on August 14, 2014. As of the expiration of the Repurchase, $0 in aggregate principal amount of Notes, representing 0% of the aggregate outstanding principal amount of Notes, were validly surrendered and not properly withdrawn. Therefore, the Company has not accepted for repurchase any Notes.

Item 4. Terms of the Transaction.

The information set forth in the Company Repurchase Notice and Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Company Repurchase Notice, is hereby amended and supplemented as follows:

The information set forth above under the heading “Item 1. Summary Term Sheet” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

On July 29, 2014, the Company received notice that $90,000 in aggregate principal amount of Notes will be converted.  The Company intends to satisfy its obligations with respect to such conversion solely in cash on August 27, 2014.

On August 14, 2014, the Company received notice that $1,425,000 in aggregate principal amount of Notes will be converted.  The Company intends to satisfy its obligations with respect to such conversion solely in cash on September 15, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2014	ALLIANT TECHSYSTEMS INC.
	By:	/s/ Scott D. Chaplin
		Name:	Scott D. Chaplin
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Company Repurchase Notice, dated July 11, 2014.*
(a)(1)(ii)	Not applicable.
(a)(1)(iii)	Not applicable.
(a)(1)(iv)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated July 11, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated July 11).*
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).*

(b)(2)
Incremental Term Facility Supplement, dated as of June 24, 2014, among the Company, each lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K dated June 30, 2014).*

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).*

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).*

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).*

(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).*

(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).*

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).*

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, amended and restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).*
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).*
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (as amended and restated effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).*

Exhibit
Number	Description
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (as amended and restated effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).*
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).*
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).*

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).*

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).*

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).*

(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).*

(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).*

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).*

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).*
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).*

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as amended and restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).*
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).*
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan, as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).*
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).*

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).*

(d)(26)	Alliant Techsystems Inc. Income Security Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).*
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).*

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).*

(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).*

Exhibit
Number	Description
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with Schedule TO filed July 11, 2014.